Exhibit 21 - List of Subsidiaries of the Registrant



   The following is a list of affiliates of the Registrant.

a)    Bank of Powhatan, N.A.
b)     Main Street Mortgage and Investment Corporation, a Virginia corporation
c)    Bank of Goochland, N.A.
d)    Bank of Louisa, N.A. (in organization)